AMENDMENT TO

AMENDED AND RESTATED MUTUAL FUND SERVICES Agreement

Between

WILLIAMSBURG INVESTMENT trust

and

Ultimus Fund Solutions, LLC

This Amendment (the “Amendment”) amends and revises the Amended and Restated Mutual Fund Services Agreement, dated November 6, 2000, as amended April 1, 2020 (the “Agreement”), between WILLIAMSBURG INVESTMENT Trust (the “Trust”), an Ohio business trust and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (collectively, the “Parties”). Except as set forth in this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail.

The Parties agree to amend the Agreement as follows:

The first paragraph of Section 10 of the Agreement is deleted and amended to read as set forth below:

“The term of this Agreement shall continue in effect, unless earlier terminated by either party hereto as provided hereunder, for a period of three years from the effective date of this Amendment (the “Initial Term”). Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one-year periods (“Rollover Periods”).”

The parties have duly executed this Amendment as of April 1, 2023.

	Williamsburg Investment Trust		Ultimus Fund Solutions, LLC
By:	/s/ Robert Harris	By:	/s/ David James
Name:	Robert S. Harris	Name:	David K. James
Title:	Chairman	Title:	Executive Vice President and Chief Legal and Risk Officer